RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Payments to Beneficiaries Endorsement

This endorsement is made a part of the contract to which it is attached and is effective on the Contract Date. If there is any conflict between this endorsement and the contract, including any attached riders and endorsement provisions, these endorsement provisions take precedence.

The Spouse’s Option to Continue Contract provision in the Payments to Beneficiaries section of Your contract is replaced with the following:

Spouse’s Option to Continue Contract

If You die before the Annuitization Start Date and Your spouse is the sole primary beneficiary or a joint tenant with right of survivorship, Your spouse may accept payment of the death benefit under options described below or keep the contract in force as Owner, including any associated riders in force, subject to rider continuation rules in effect. If the Owner was also the Annuitant, then the spouse becomes the Annuitant as well.

Election by the spouse to continue the contract must be made by Written Request, or other method agreed to by Us, at the time We receive due proof of death. Upon spousal continuation the Contract Value shall be equal to the death benefit that would otherwise have been paid but with no reduction for rider charges on riders that remain in-force. Additional purchase payments to the contract are not allowed after the election by the spouse to continue the contract. Surrender charges under the continued contract shall not apply after the election by the spouse to continue the contract.

RiverSource Life Insurance Company

Secretary

ICC19 115157	(4/19)